Exhibit 12


                                TRIMAS CORPORATION
                COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                           (Dollar Amounts in Thousands)





                                      For the years ended December 31,
                                     1995            1994           1993

Earnings:

      Income before income taxes    $ 91,840       $83,500        $63,870
      Fixed charges                   14,570        13,900         10,250

      Earnings before fixed charges $106,410       $97,400        $74,120


Fixed charges:

      Interest                      $ 13,870       $13,170        $ 9,650
      Portion of rental expense          900           870            730

      Fixed charges                 $ 14,770       $14,040        $10,380


Ratios of earnings to fixed charges      7.2           6.9            7.1